FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 12, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Settlement reached with the Federal Housing Finance Agency regarding US RMBS claims

12 July 2017

The Royal Bank of Scotland Group plc (together with its subsidiaries, “RBS”) has reached a settlement with the Federal Housing Finance Agency (“FHFA”) as conservator of Fannie Mae and Freddie Mac, to resolve claims by FHFA in relation to RBS’s issuance and underwriting of approximately US$32 billion (£25 billion) of residential mortgage-backed securities (“RMBS”) in the US. As part of the settlement, FHFA’s outstanding litigation against RBS will be withdrawn.

Ross McEwan, RBS CEO, said:

“Today’s announcement is an important step forward in resolving one of the most significant legacy matters facing RBS and is further evidence of the determination of the bank’s leadership to put our remaining issues behind us.”

“This settlement is a stark reminder of what happened to this bank before the financial crisis, and the heavy price paid for its pursuit of global ambitions.”

Financial Impact of the FHFA settlement

Under the settlement, RBS will pay FHFA US$5.5 billion (£4.2 billion), of which US$754 million (£581 million) will be reimbursed to RBS under indemnification agreements with third parties.

The cost to RBS (net of the indemnity mentioned above) of US$4.75 billion (£3.65 billion) is largely covered by existing provisions. An incremental charge of US$196 million (£151 million) will be recorded in the RBS Q2 2017 results which will be published on 4 August 2017.

As at end Q1 2017, RBS held a provision of US$8.3 billion (£6.6 billion) against RMBS, of which $4.55 billion (£3.6 billion) related to FHFA and the remainder principally relates to a number of the matters described below.

Ongoing Legacy Inquiries and Litigation

RBS is one of 17 financial institutions to have settled RMBS claims filed by FHFA. Following this settlement, RBS’s unresolved RMBS litigation matters involve the issuance of less than US $1 billion of RMBS issued primarily from 2005 to 2007, assuming court approval of an agreed and provided for settlement.  This unresolved amount does not include the FHFA case involving RMBS issued by Nomura, which RBS estimates its net exposure as approximately US $383 million (£295 million) and intends to pursue indemnification for.  This net exposure was also included within RMBS related provisions as at Q1 2017.

As previously disclosed, RBS continues to cooperate with RMBS related investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies including the US Department of Justice (“DOJ”) and various other members of the RMBS Working Group of the US Financial Fraud Enforcement Task Force. The duration and outcome of these investigations, including in particular the DOJ’s civil and criminal investigations, and other

RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.

RBS is not making any other adjustments to existing provisions relating to RMBS matters as a result of today’s settlement but continues to advise that further substantial provisions and  costs may be recognised and, depending upon the final outcomes, other adverse consequences may occur. Please see RBS’s 2016 Annual Report and Accounts for further information on these outstanding investigations and litigation matters.

Investor call

Ewen Stevenson (Chief Financial Officer) will host a conference call for investors and analysts at 14.30 BST. A replay of the call will be made available shortly afterwards. Only items relating to the above announcement will be discussed on the call; there will be no references and discussion relating to other matters and the Q2 2017 results.

Dial-in details:

UK: 0800 694 8082

International: +44 (0) 1452 568 172

US: +1 866 966 8024

Conference ID: 54462050

Replay details:

UK FreeCall: 0800 953 1533

Std International: +44 (0)1452 550 000

USA FreeCall: +1 (866) 247 4222

Conference ID: 54462050

For further information, please contact:

RBS Investor Relations

+44 (0) 20 7672 1758

RBS Media Relations

+44 (0) 131 523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

MAR

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR). For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Matt Waymark, Head of Investor Relations for The Royal Bank of Scotland Group.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	July 12, 2017	By:	/s/ Sally Sutherland
			Name:	Sally Sutherland
			Title:	Assistant Secretary